Filed by Khosla Ventures Acquisition Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co.

Commission File No. 001-40131

Khosla Ventures Acquisition Co. announces Special Meeting of Stockholders to approve business combination with Valo Health

Special Meeting of Stockholders to be held on November 16, 2021 at 10:00 a.m. ET

BOSTON, MA and MENLO PARK, CA, October 25, 2021 — Khosla Ventures Acquisition Co. (Nasdaq:KVSA) (“KVSA”), a special purpose acquisition company sponsored by an affiliate of Khosla Ventures, LLC (“Khosla Ventures”), today announced that the Special Meeting of Stockholders (“Special Meeting”) to vote on the approval and adoption of KVSA’s business combination agreement with Valo Health, LLC (“Valo Health”) and the wholly owned subsidiary of Valo Health, Valo Health, Inc. (“Valo”), will be held via live telecast on November 16, 2021 at 10:00 a.m. ET. Following the business combination, Valo will be a wholly owned subsidiary of KVSA. Valo Health is a technology company built to transform the drug discovery and development process using human-centric data and artificial intelligence driven computation.

Stockholders of record as of the close of business on October 13, 2021 are entitled to vote at the Special Meeting. The business combination, if approved by KVSA shareholders, is expected to close as soon as practicable following the Special Meeting. Upon the closing of the business combination, KVSA will change its name to Valo Health Holdings, Inc. (“New Valo”) and New Valo shares are expected to trade on the New York Stock Exchange under the ticker symbol “VH.”

A definitive proxy statement and other relevant documents will be mailed to stockholders of record of KVSA as of the close of business on October 13, 2021. Stockholders are encouraged to read the proxy statement and accompanying documents in their entirety. Stockholders can also obtain free copies of the proxy statement and all relevant documents filed or that will be filed with the U.S Securities and Exchange Commission (“SEC”) by KVSA (when available) through the website maintained by the SEC at http://www.sec.gov. The documents filed by KVSA with the SEC may also be obtained free of charge at KVSA’s website at https://khoslaventuresacquisitionco.com/kvsa or by written request to: Khosla Ventures Acquisition Co., 2128 Sand Hill Road, Menlo Park, CA, 94025.

Stockholders of KVSA are encouraged to submit their vote as soon as possible to ensure they are represented at the Special Meeting. KVSA has engaged D.F. King & Co., Inc. (“DF King”) as its proxy solicitor in connection with the Special Meeting. Stockholders needing assistance in voting their KVSA shares can contact DF King by calling (800) 487-4870, or banks and brokers can call collect at (212) 269-5550, or by emailing KVSA@dfking.com.

About Valo Health

Valo Health is a technology company built to transform the drug discovery and development process using human-centric data and artificial intelligence driven computation. As a digitally native company, Valo Health aims to fully integrate human-centric data across the entire drug development lifecycle into a single unified architecture, thereby accelerating the discovery and development of life-changing drugs while simultaneously reducing the cost, time, and failure rate. The company’s Opal Computational Platform™ consists of an integrated set of capabilities designed to transform data into valuable insights that may accelerate discoveries and enable Valo Health to advance a robust pipeline of programs across cardiovascular metabolic renal, oncology, and neurodegenerative disease. Founded by Flagship Pioneering and headquartered in Boston, MA, Valo Health also has offices in Lexington, MA, San Francisco, CA, Princeton, NJ, and in Branford, CT. To learn more, visit www.valohealth.com.

About KVSA

KVSA is a special purpose acquisition company sponsored by affiliates of Khosla Ventures. Khosla Ventures manages a series of venture capital funds that make early-stage venture capital investments and provide strategic advice to entrepreneurs building companies with lasting significance. The firm was founded in 2004 by Vinod Khosla, co-founder of Sun Microsystems. Khosla Ventures has over $14 billion dollars of assets under management and focuses on a broad range of sectors including artificial intelligence, agriculture/food, consumer, enterprise, financial services, health, space, sustainable energy, robotics, VR/AR and 3D printing. Collectively, Khosla Ventures portfolio of investments has created nearly half a trillion dollars in market value.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Valo, Valo Health and KVSA. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSA’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by KVSA from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Valo, Valo Health and KVSA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Valo, Valo Health nor KVSA gives any assurance that either Valo, Valo Health or KVSA will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, KVSA has filed, and the SEC has declared effective, a Registration Statement on Form S-4 containing a proxy statement/prospectus. The proxy statement/prospectus will be sent to the stockholders of KVSA. KVSA also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVSA are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by KVSA through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

KVSA, Valo and Valo Health and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVSA’s stockholders in connection with the proposed transaction. Information about persons who may be deemed participants in the solicitation is set forth in KVSA’s filings with the SEC. To the extent that holdings of KVSA’s securities have changed since the amounts printed in KVSA’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Contacts

Valo

Media:

Jennifer Hanley, VP Corporate Communications

jhanley@valohealth.com

Investor Contact:

Graeme Bell, CFO

Gbell@valohealth.com

KVAC

Peter Buckland, CFO

information@khoslaventures.com